[Morgan Stanley Letterhead]

December 13, 2004

MORGAN STANLEY & CO.
                Incorporated
Merrill Lynch, Pierce, Fenner & Smith
                        Incorporated
c/o Morgan Stanley & Co.
1585 Broadway
New York, NY 10036

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

  Re:
  Herbalife Ltd.
  REGISTRATION STATEMENT NO. 333-119485

Dear Sir or Madam:

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we as representatives of the several Underwriters, wish to advise you that the Registration Statement, Form S-1 as filed on December 2, 2004, and Preliminary Prospectus issued December 2, 2004, were distributed during the period December 2, 2004 through 5:00 PM (EST), December 10, 2004, as follows:

Registration Statement	Preliminary Prospectus
5 to 5 Underwriters	14,286 to 5 Underwriters
0 to 0 Dealers
1,469 to 1,469 Institutions
4 to 4 Others
Total: 5	Total: 15,759

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Herbalife Ltd. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 4:00 PM(EST) on Wednesday, December 15, 2004, or as soon as possible thereafter.

[signature page follows]

Very truly yours, MORGAN STANLEY & CO. Incorporated Merrill Lynch, Pierce, Fenner & Smith Incorporated As representatives of the several underwriters
By:	/s/ BRYAN W. ANDREZEJEWSKI
Name:	Bryan W. Andrezejewski
Title:	Executive Director
MORGAN STANLEY & CO. Incorporated
By:	/s/ KEVIN L. COOK
Name:	Kevin L. Cook
Title:	Vice President
Merrill Lynch, Pierce, Fenner & Smith Incorporated